FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

                  For the month of May, 2008

UNILEVER PLC
 (Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                  UNILEVER PLC

                                                                                                                                 /S/ S H M A Dumoulin
                                                                                                                                By  S H M A Dumoulin
                                                                                                                                      Secretary

Date: 14 May, 2008

                                              EXHIBIT INDEX
                                              -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                              14 May 2008, Result of AGM

Exhibit 99

UNILEVER PLC

ANNUAL GENERAL MEETING

ALL RESOLUTIONS APPROVED

Unilever PLC shareholders today approved all resolutions put to the annual general meeting in London. Voting was by poll on each resolution and the results are set out below.

BOARD APPOINTMENTS

All continuing directors stood for election and were duly re-elected by the shareholders of Unilever PLC. These were Patrick Cescau, Genevieve Berger, Leon Brittan, Wim Dik, Charles Golden, Byron Grote, Narayana Murthy, Hixonia Nyasulu, David Simon, Kees Storm, Michael Treschow and Jeroen van der Veer.

James Lawrence was proposed for election for the first time and was duly elected by the shareholders of Unilever PLC.

Kees van der Graaf and Ralph Kugler will retire as a Executive Directors at the close of the Unilever N.V. Annual General Meeting of Shareholders on 15 May 2008.

R esolutions 4 and 5 and 7 to 17 inclusive shall be subject to and become effective on the passing of the resolutions at the Unilever N.V. Annual General Meeting of Shareholders on 15 May 2008 (or at any adjournment thereof).

POLL RESULTS - ANNUAL GENERAL MEETING

RESOLUTION	FOR	AGAINST	VOTE WITHHELD
1. To receive the Report and Accounts for the year ended 31 December 2007	734,795,958	746,916	555,407
2. To approve the Directors’ Remuneration Report for the year ended 31 December 2007	639,138,537	88,370,179	8,585,889
3. To declare a dividend on the Ordinary shares	735,697,733	83,904	311,904
4. To re-elect Mr P J Cescau as a Director	735,083,323	754,358	277,083
5. To elect Mr J A Lawrence as a Director	734,820,942	835,147	452,401
6. To increase GSIP award and bonus limits for Mr J A Lawrence	643,283,032	89,087,913	3,713,100
7. To re-elect Professor G Berger as a Director	735,183,376	559,270	368,683
8. To re-elect The Rt Hon The Lord Brittan of Spennithorne QC, DL as a Director	732,628,112	2,997,800	474,905
9. To re-elect Professor W Dik as a Director	733,364,984	2,252,992	484,984
10. To re-elect Mr C E Golden as a Director	734,560,550	1,119,150	424,922
11. To re-elect Dr B Grote as a Director	735,096,189	590,406	402,580
12. To re-elect Mr N Murthyas a Director	734,977,189	613,589	467,283
13. To re-elect Ms H Nyasulu as a Director	733,207,976	2,349,350	500,077
14. To re-elect The Lord Simon of Highbury CBE as a Director	732,981,601	2,598,853	296,380
15. To re-elect Mr K J Storm as a Director	733,479,584	2,158,558	362,146
16. To re-elect Mr M Treschow as a Director	715,695,373	19,986,899	384,767
17. To re-elect Mr J van der Veer as a Director	734,204,193	1,492,949	359,329
18. To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company	729,056,260	992,359	5,995,237
19. To authorise the Directors to fix the remuneration of the Auditors	728,773,000	1,007,514	6,266,636
20. To renew the authority to Directors to allot shares	723,744,700	11,927,416	372,454
21. To renew the authority to Directors to disapply pre-emption rights	728,911,567	6,211,837	916,406
22. To renew the authority to the Company to purchase its own shares	731,816,198	3,264,043	980,334
23. To adopt the new the Articles of Association of the Company	727,704,908	7,293,526	1,058,172

Votes cast as a percentage of the issued share capital was approximately 56.07%

A ‘Vote withheld’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘for’ and ‘against’ a resolution.

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to the UK Listing Authority ("UKLA") and will be available for inspection at the UKLA’s Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

14 May 2008

SAFE HARBOUR STATEMENT:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.